LEGACY
HOTELS

REAL ESTATE INVESTMENT TRUST

File No. 82-34729

04030150

SUPPL

RECEIVED
2004 MAY 17 A 9:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 13, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Information Furnished Pursuant to Rule 12g3-2(b)(1)(iii) under Securities Exchange Act of 1934, as Amended

PROCESSED
MAY 17 2004
THOMSON FINANCIAL

Ladies and Gentlemen:

Legacy Hotels Real Estate Investment Trust (the "Trust") established an exemption from the reporting requirements of the Securities Exchange Act of 1934, as amended (the " Exchange Act"), pursuant to Rule 12g3-2(b) under the Exchange Act on April 29, 2003. In connection with such exemption, each of the following additional documents, communications or information is furnished pursuant to Rule 12g3-2(b)(1)(iii):

First Quarter Report & Interim Management's Discussion and Analysis for the period ended March 31, 2004
Form 52-109FT2 –Certification of Interim Filings during Transition Period (CEO)
Form 52-109FT2 –Certification of Interim Filings during Transition Period (CFO)

The Trust is providing the enclosed documents, communications and information, and will provide future documents, communications and information, in reliance upon (1) Rule 12g3-2(b)(4) to the effect that such information and documents are not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (2) Rule 12g3-2(b)(5) to the effect that the furnishing of such documents, communications and information shall not constitute an admission for any purpose that the Trust is subject to the Exchange Act.

dlw
5/17

If you have any questions in connection with this submission, please communicate with our United States counsel, Robert P. Freeman, Esq., of Sidley Austin Brown & Wood, who may be contacted at 312/853-6099.

Very truly yours,
LEGACY HOTELS REAL ESTATE INVESTMENT TRUST

By: [signature]
Sari L. Diamond
Secretary

Enclosure

cc: Robert P. Freeman, Esq.

LEGACY HOTELS

Real Estate Investment Trust

First Quarter Report
& Interim Management's Discussion and Analysis
For the period ended March 31, 2004





For the three months ended March 31, 2004, we realized improving performance through most of our portfolio with revenue per available room ("RevPAR") up 2.5%.

The travel recovery in both Canada and the U.S. is encouraging, with occupancies increasing throughout the majority of our portfolio. RevPAR at our Canadian portfolio exceeded 2002 levels for the comparable period. In addition, our recent diversification in the United States appears well timed as the U.S. lodging industry is benefiting from improving travel demand.

The first quarter is traditionally Legacy's lowest earnings period, however, we are encouraged by recent trends, which point to a strong recovery in the lodging sector throughout 2004.

Group business bookings for the balance of this year remain ahead of booking levels experienced at this time last year for the corresponding period. This trend is promising since booking levels at the end of March 2003 had not yet been impacted by cancellations due to SARS concerns. While it is still early in the recovery, we remain optimistic with respect to the strength of recovery for our critical summer leisure and tour business. Our preliminary expectations are that both occupancies and rates in 2004 will return to levels realized in 2002.

We recognize the importance of distributions to our unitholders. Should our performance and business volumes continue to build as expected over the next few months, we would hope to resume distributions in the second quarter.

NEIL J. LABATTE
President and Chief Executive Officer
April 20, 2004

LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis ("MD&A") should be read in conjunction with the unaudited consolidated financial statements and notes contained herein. The consolidated financial statements of Legacy Hotels Real Estate Investment Trust ("Legacy") are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The consolidated financial statements and MD&A are presented in Canadian dollars unless otherwise stated.

The preparation of financial statements and related disclosures in conformity with Canadian GAAP requires management to make estimates that affect the reported amounts of assets, liabilities, revenues, expenses and contingencies. Management bases its estimates on historical experience and on other assumptions that are believed at the time to be reasonable under the circumstances. Under different assumptions or conditions, the actual results may differ, potentially materially, from those previously estimated. Many of the conditions impacting these assumptions and estimates are outside of Legacy's control. Legacy evaluates such estimates and assumptions on a periodic basis.

The MD&A contains forward-looking information based on management's best estimates and the current operating environment. These forward-looking statements are related to, but not limited to, Legacy's operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate," "believe," "expect," "plan" or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to economic, competitive and lodging industry conditions. Legacy disclaims any intention or obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

FINANCIAL HIGHLIGHTS
For the three months ended March 31 (In millions of dollars, except per unit amounts)

	2004	2003
Revenues	**$ 150.2**	$ 130.2
Hotel EBITDA[1]	**11.1**	5.5
Net loss	**(26.4)**	(21.4)
Distributable loss[2]	**(15.9)**	(17.3)
Basic and diluted net loss per unit	**(0.28)**	(0.24)
Basic and diluted distributable loss per unit	**(0.15)**	(0.17)
Distributions declared per unit	**-**	0.185

1. Hotel EBITDA is a non-GAAP (Generally Accepted Accounting Principles) measure and does not have a standardized meaning prescribed by GAAP. It is unlikely to be comparable to similar measures presented by other entities. Hotel EBITDA is defined as income before interest, taxes, amortization, advisory fees and other income and expenses and is presented on the unaudited consolidated statements of operations as "operating income from hotel operations". Management considers hotel EBITDA to be a meaningful indicator of hotel operating performance.
2. See Distributions to Unitholders for full details regarding distributable loss.

RESULTS OF OPERATIONS

COMPARABLE OPERATING STATISTICS For the three months ended March 31	2004	2003
Revenue per available room ("RevPAR")	**$ 88.37**	$ 86.21
Average daily rate ("ADR")	**$ 148.82**	$ 152.53
Occupancy	**59.4%**	56.5%
RevPAR – Fairmont		
British Columbia	**$ 87.19**	$ 72.52
Alberta, Saskatchewan and Manitoba	**91.66**	87.76
Ontario and Quebec	**92.90**	89.34
United States	**146.21**	153.59
Total	**$ 97.95**	$ 93.31
RevPAR – Delta		
Alberta, Saskatchewan and Manitoba	**$ 72.02**	$ 71.36
Ontario and Quebec	**72.94**	79.96
Atlantic Canada	**61.95**	60.42
Total	**$ 69.64**	$ 72.33

Comparable hotels are considered to be properties owned by Legacy for at least the entire current and prior periods. Given the strategic importance of the acquisition of The Fairmont Olympic Hotel, Seattle, it has been included in Legacy's operating statistics on a proforma basis as if owned since January 1, 2003. As a result, all properties have been included in the calculation of operating statistics. Management considers RevPAR, ADR and occupancy to be meaningful indicators of hotel operations, however, readers are cautioned that they are not defined measures of operating performance under GAAP. Legacy's calculation of RevPAR, ADR and occupancy may be different than those used by other lodging entities.

THREE MONTHS ENDED MARCH 31, 2004

Revenues

First quarter revenues increased $19.9 million or 15.3% to $150.2 million.

Revenues at our Canadian portfolio increased in virtually all markets, led by improved performance at Fairmont The Queen Elizabeth following the completion of its major renovation project in the second quarter of 2003. Our properties in British Columbia benefited from strong demand growth at each of the hotels. The Toronto market continues to strengthen with occupancy and revenues at our three Toronto hotels returning to historical levels for the first quarter. Performance at Fairmont Le Château Frontenac was below expectations this quarter as a result of lower than anticipated U.S. and international travel demand. The lower demand is consistent with first quarter results for other major Canadian resorts which rely on this customer segment. The addition of The Fairmont Olympic Hotel, Seattle in August 2003 contributed $11.0 million in revenues during the quarter. Our second U.S. property, in Washington, D.C., also benefited from improving travel demand in the United States. On a U.S. currency basis, both properties achieved combined revenue growth of 9% over their performance in 2003. The average Canadian dollar exchange rate has appreciated approximately 14% compared to the first quarter of 2003, which reduces the Canadian dollar equivalent of our U.S. revenues.

RevPAR for the portfolio increased 2.5% to $88.37 for the first quarter of 2004 compared to $86.21 in 2003. The strength in occupancy, which improved 2.9 points, offset the drop in average daily rate ("ADR") of 2.4%. The decline in ADR was primarily caused by currency movements. After adjusting for the foreign exchange impact, RevPAR increased approximately 5% over 2003.

At the Fairmont managed properties, RevPAR increased 5.0% to $97.95 as a result of a 4.8 point improvement in occupancy and a 3.4% decrease in ADR primarily caused by currency movements. Strong performance was experienced through the majority of the portfolio led by an approximate 40% RevPAR improvement at Fairmont The Queen Elizabeth following the completion of its extensive renovation program in the spring of 2003. Strong performance at each of our hotels in British Columbia contributed to an approximate 20% RevPAR improvement for the region. Reduced visitation from U.S. and international travellers resulted in an approximate 15% RevPAR decline at Fairmont Le Château Frontenac.

At the Delta managed properties, RevPAR of $69.64 was down 3.7% due to a drop in both occupancy and ADR of 0.8 points and 2.4%, respectively. Performance at our Ottawa and Montreal hotels was below expectations this quarter, which led to the overall decline in RevPAR. Both properties are anticipating strong improvement through the balance of the year with annual results expected to exceed 2002 levels.

Operating Expenses

Operating expenses increased $12.6 million or 11.8% to $119.6 million. The costs associated with the addition of the hotel in Seattle led to the majority of this increase. The improvement in occupancy throughout the balance of the portfolio also resulted in additional costs being incurred.

First quarter gross operating profit increased 31.4% to $30.6 million. Gross operating margin, defined as gross operating profit as a percentage of revenues, improved to 20.4% in the first quarter of 2004 compared to 17.9% in 2003. The impact of improving revenues on margins is pronounced given the relatively fixed nature of operating costs at current occupancy levels.

Hotel management fees, both base and incentive, represented approximately 2.9% of revenues during the quarter compared to 3.1% in 2003. Lower incentive fee accruals led to the decline.

Property taxes, rent and insurance increased by $1.4 million to $15.1 million. The increase is primarily attributable to the inclusion of the Seattle acquisition. A higher property assessment at one of our largest hotels also contributed to higher expenses during the first quarter of 2004 as compared to 2003. Costs through the balance of the portfolio were relatively unchanged.

Labour negotiations at the Delta Beauséjour were successfully settled at prevailing market rates. In 2004, four labour contracts are scheduled to expire. Although it is not possible to predict the outcome of negotiations, management is hopeful that negotiated contracts will be reached.

Hotel EBITDA

Hotel EBITDA more than doubled to $11.1 million as compared to $5.5 million in the first quarter of 2003. Hotel EBITDA margin, defined as hotel EBITDA as a percentage of revenues, improved to 7.4% from 4.2%. The improvement in hotel EBITDA is consistent with the increase in gross operating profit.

Other Items

Amortization

Amortization expense increased $7.8 million to $18.9 million compared to the first quarter of 2003. While the addition of the Seattle hotel resulted in additional expenses, the majority of the increase is due to a change in accounting policy with respect to the amortization of hotel buildings. Effective January 1, 2004, Legacy has prospectively adopted the use of straight-line amortization for these assets (see Changes in Accounting Policies).

Interest Expense, Net

Net interest expense was $17.2 million in the first quarter of 2004 compared to $13.7 million in 2003. The increase is due to the addition of debt associated with the acquisition of The Fairmont Olympic Hotel, Seattle as well as increased bank borrowings.

Income Tax Expense (Recovery)

Current income tax expense represents large corporation taxes payable by certain subsidiary companies. The future tax recovery is generated by subsidiary corporations given the seasonality of earnings. These recoveries will ultimately be passed on to unitholders through a reduction in the taxable portion of distributions.

Net Loss

The increase in amortization contributed to the higher net loss for the quarter of $26.4 million compared to a net loss of $21.4 million in the first quarter of 2003. Basic and diluted net loss per unit was $0.28 compared to basic and diluted net loss per unit of $0.24 in the prior period.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents on hand at March 31, 2004 totalled $42.2 million, an increase of $22.8 million from December 31, 2003. The higher cash balance results from the closing of a mortgage on March 31, 2004, the funds of which were not fully deployed until after the end of the quarter [see Financing Activities].

Operating Activities

For the three months ended March 31, 2004, cash used by operations was $0.3 million (2003 – $11.5 million). The improvement resulted from a combination of higher earnings generated by the portfolio as well as a significant reduction in working capital needs. Specifically, accounts payable and accrued liabilities increased $11.5 million primarily as a result of payroll timing differences.

Investing Activities

Capital expenditures during the quarter totalled $4.9 million (2003 – $15.4 million). Following the completion of several significant capital projects over the past three years, we anticipate investing approximately $45 million in our properties in 2004.

During the quarter, a US$10.1 million deposit was made under the terms of an existing mortgage.

Financing Activities

On March 31, 2004, we completed a $40 million fixed rate mortgage financing for the Sheraton Suites Calgary Eau Claire. The proceeds were used to pay down related party loans outstanding to Fairmont Hotels & Resorts Inc. Subsequent to the end of the quarter, the balance of the mortgage funds was applied against outstanding bank loans.

We believe that existing credit facilities, cash on hand and expected cash flows from operations will be sufficient to allow us to finance all of our planned operating activities, capital expenditures and distributions.

DISTRIBUTIONS TO UNITHOLDERS

Distributable income or loss is determined in accordance with the Declaration of Trust and is intended to approximate Legacy's taxable income. This amount forms the basis of distributions to unitholders.

First quarter distributable loss was $15.9 million compared to a distributable loss of $17.3 million in 2003. Operating performance improved throughout the portfolio and we remain optimistic about the outlook for the balance of the year. The first quarter is historically Legacy's weakest earnings period resulting in a loss which requires distributions to be funded through temporary bank debt. Following the difficult year experienced in 2003, the Board of Trustees felt it was prudent not to pay a first quarter distribution.

Distributable loss per unit is based on the average number of units and exchangeable shares outstanding on each distribution date, as this provides a better reflection of the loss distributable to unitholders at each distribution date than the weighted-average method. Distributable loss and distributable loss per unit have been calculated as follows:

DISTRIBUTABLE LOSS
For the three months ended March 31 (In millions of dollars, except per unit amounts)

	2004	2003
Net loss	**$ (26.4)**	$ (21.4)
Add (deduct):		
Amortization of property and equipment	**18.9**	11.2
Income tax recovery, net	**(1.5)**	(0.5)
Cash receipt on management contracts	**2.6**	2.1
Distributions on convertible debentures	**(2.9)**	(2.9)
Capital replacement reserve	**(6.6)**	(5.8)
Distributable loss	**$ (15.9)**	$ (17.3)
Average units outstanding on distribution record dates (thousands)	**89,360**	89,360
Average exchangeable shares outstanding on distribution record dates (thousands)	**14,700**	14,700
	104,060	104,060
Basic and diluted distributable loss per unit	**$ (0.15)**	$ (0.17)
Distributions declared per unit	**$ –**	$ 0.185

For the three months ended March 31, 2004, debentures convertible into 17,142,857 units and the associated distributable loss impact were excluded from the computation of diluted distributable loss per unit because their effect was not dilutive.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2004, Legacy adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to GAAP and general standards of financial statement presentation. These standards lay out a framework for the application of GAAP and the fair presentation of financial standards in accordance with GAAP. This standard is effective for fiscal years beginning on or after October 1, 2003. As a result of these new recommendations, effective January 1, 2004, Legacy has begun amortizing its buildings on a straight-line basis over the remaining estimated useful economic life, as the sinking-fund method of amortization is no longer considered to be GAAP. Previously, buildings were amortized using the sinking fund method whereby the cost of the building was amortized over a maximum period of 40 years in a series of annual installments increasing at the rate of 5%, compounded annually. This change in accounting policy has been applied prospectively and has the effect of reducing net earning for the three months ended March 31, 2004 by $6.0 million.

Effective January 1, 2004, Legacy also adopted the recommendations of the CICA with respect to unit-based compensation using the fair value based method of accounting for all options, with a resulting compensation expense being charged to operations. This change in accounting policy was applied retroactively and resulted in a charge to retained earnings of $0.3 million and an increase in contributed surplus of $0.3 million. The ongoing impact of this change is negligible.

CONSOLIDATED BALANCE SHEETS
(Stated in thousands of Canadian dollars) (Unaudited)

	March 31 2004	December 31 2003
ASSETS		
Current assets		
Cash and cash equivalents	**$ 42,160**	$ 19,335
Accounts receivable	**44,863**	46,630
Inventory	**7,659**	7,927
Prepaid expenses	**11,176**	6,837
	105,858	80,729
Property and equipment	**1,838,729**	1,850,127
Goodwill	**35,425**	35,425
Other assets (note 3)	**36,034**	22,068
Future income taxes	**8,159**	6,340
	$ 2,024,205	$ 1,994,689
LIABILITIES		
Current liabilities		
Bank loans	**$ 76,852**	$ 59,873
Accounts payable and accrued liabilities	**75,174**	64,820
Accrued distributions and dividends	**5,844**	2,946
Current portion of long-term debt	**40,780**	13,368
Other	**132**	11,488
	198,782	152,495
Long-term debt (note 4)	**826,527**	815,794
Other liabilities	**26,905**	26,658
Future income taxes	**35,484**	35,330
	1,087,698	1,030,277
UNITHOLDERS' INTEREST		
Units (note 5)	**795,682**	795,682
Contributed surplus (note 2)	**330**	49
Exchangable shares	**126,420**	126,420
Convertible debentures	**147,619**	147,281
Foreign currency translation adjustments	**(26,329)**	(27,696)
Deficit (note 2)	**(107,215)**	(77,324)
	936,507	964,412
	$ 2,024,205	$ 1,994,689

CONSOLIDATED STATEMENTS OF OPERATIONS

For the three months ended March 31 (Stated in thousands of Canadian dollars, except per unit amounts) (Unaudited)

	2004	2003
Revenues		
Room	$ 86,339	$ 77,181
Food and beverage	53,621	44,793
Other	10,192	8,235
	150,152	130,209
Operating expenses	119,565	106,929
Gross operating profit	30,587	23,280
Hotel management fees	4,390	4,079
Property taxes, rent and insurance	15,116	13,695
Operating income from hotel operations	11,081	5,506
Other expenses		
Amortization of property and equipment	18,940	11,157
Advisory fees	2,056	2,016
Other	756	493
	21,752	13,666
Loss before interest expense and income tax expense	(10,671)	(8,160)
Interest expense, net	17,176	13,740
Loss before income tax expense	(27,847)	(21,900)
Income tax expense/(recovery)		
Current	150	150
Future	(1,623)	(662)
	(1,473)	(512)
Loss for the period	$ (26,374)	$ (21,388)
Basic and diluted loss per unit (note 6)	$ (0.28)	$ (0.24)

CONSOLIDATED STATEMENTS OF DEFICIT

For the three months ended March 31 (Stated in thousands of Canadian dollars) (Unaudited)

	2004	2003
Deficit – beginning of period	$ (77,324)	$ (37,502)
Net loss for the period	(26,374)	(21,388)
Distributions in the period	–	(16,533)
Dividends on exchangeable shares	–	(1,942)
Part VI.1 tax on exchangeable share dividends	–	(777)
Part VI.1 tax deduction	–	793
Accretion of convertible debenture issuance costs	(338)	(338)
Change in accounting policy for unit-based compensation (note 2)	(281)	–
Distributions on convertible debentures	(2,898)	(2,866)
Deficit – end of period	$ (107,215)	$ (80,553)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months ended March 31 (Stated in thousands of Canadian dollars) (Unaudited)

	2004	2003
CASH PROVIDED BY (USED IN):		
Operating activities		
Net loss for the period	$ (26,374)	$ (21,388)
Items not affecting cash		
Amortization of property and equipment	18,940	11,157
Part VI.1 tax	–	(777)
Future income taxes	(1,623)	(662)
Other	1,072	550
Changes in non-cash working capital (note 7)	7,684	(341)
	(301)	(11,461)
Investing activities		
Additions to property and equipment	(4,915)	(15,396)
Proceeds from sale of capital assets	17	60
Other assets (note 3)	(15,621)	(83)
	(20,519)	(15,419)
Financing activities		
Net repayment of loan from affiliate	(11,356)	–
Net proceeds from mortgage (note 4)	39,778	–
Mortgage payments	(3,006)	(1,758)
Increase in bank loans	16,979	–
Other	(33)	(33)
	42,362	(1,791)
Translation adjustments affecting cash and cash equivalents	1,283	(260)
Increase (decrease) in cash and cash equivalents balance during the period	22,825	(28,931)
Cash and cash equivalents balance – beginning of period	19,335	46,224
Cash and cash equivalents balance – end of period	$ 42,160	$ 17,293
Supplemental disclosure		
Income taxes paid	$ 300	$ 996
Interest paid	$ 18,211	$ 9,927

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2004 and 2003 (Stated in thousands of Canadian dollars except per unit amounts) (Unaudited)

NOTE 1.

Legacy Hotels Real Estate Investment Trust ("Legacy") is an unincorporated closed-end real estate investment trust. Legacy holds a portfolio of 24 hotels of which 22 hotels are located in 14 Canadian cities throughout nine provinces and two hotels are located in the United States. All of Legacy's properties are managed by subsidiaries of Fairmont Hotels & Resorts Inc. ("FHR"), who own an approximate 35% interest in Legacy.

Results for the three months ended March 31, 2004 are not necessarily indicative of the results that may be expected for the full year due to seasonal and short-term variations. Revenues are typically higher in the second and third quarters versus the first and fourth quarters of the year in contrast to fixed costs such as amortization and interest, which are not significantly impacted by seasonal or short-term variations.

NOTE 2.

These interim consolidated financial statements do not include all disclosures as required by Canadian generally accepted accounting principles ("GAAP") for annual consolidated financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2003. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the December 31, 2003 audited consolidated financial statements, except as discussed below:

Long-lived assets

Effective January 1, 2004, Legacy adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to GAAP and general standards of financial statement presentation. These standards lay out a framework for the application of GAAP and the fair presentation of financial standards in accordance with GAAP. This standard is effective for fiscal years beginning on or after October 1, 2003. As a result of these new recommendations, effective January 1, 2004, Legacy has begun amortizing its buildings on a straight-line basis over the remaining estimated useful economic life, as the sinking-fund method of amortization is no longer considered to be GAAP. Previously, buildings were amortized using the sinking fund method whereby the cost of the building was amortized over a maximum period of 40 years in a series of annual installments increasing at the rate of 5%, compounded annually. This change in accounting policy has been applied prospectively and has the effect of reducing net earnings for the three months ended March 31, 2004 by $6,000.

Unit-based compensation

Effective January 1, 2004, Legacy adopted the revised recommendations of the CICA with respect to unit-based compensation using the fair value based method of accounting for all options, with a resulting compensation expense being charged to operations. This change in accounting policy has been applied retroactively and resulted in a charge to deficit of $281 and an increase to contributed surplus of $281.

NOTE 3.

Included in other assets is a US$10,100 deposit made under the terms of an existing mortgage.

NOTE 4.

On March 31, 2004, Legacy secured a ten-year, $40,000 mortgage on the Sheraton Suites Calgary Eau Claire. The mortgage bears interest at an annual effective rate of 6.91%.

NOTE 5.

At March 31, 2004, 89,360,094 units were outstanding (2003 – 89,360,094).

NOTE 6.

Net loss per unit is based on net loss available to unitholders divided by the weighted average number of units and exchangeable shares outstanding during the period, calculated as follows:

For the three months ended March 31	**2004**	2003
Net loss	**$ (26,374)**	$ (21,388)
Part VI.1 tax, net of Part I tax deduction	**–**	16
Accretion of convertible debenture issuance costs	**(338)**	(338)
Distributions on convertible debentures	**(2,898)**	(2,866)
Net loss and diluted net loss available to unitholders	**$ (29,610)**	$ (24,576)
Weighted average number of units outstanding (thousands)	**89,360**	89,360
Weighted average number of exchangeable shares outstanding (thousands)	**14,700**	14,700
Basic weighted average number of units	**104,060**	104,060

For the three months ended March 31, 2004, debentures convertible into 17,142,857 (2003 – 17,142,857) units and the associated net loss impact were excluded from the computation of diluted net loss per unit because their effect was not dilutive.

Assuming Legacy elected to recognize the cost of its unit-based compensation based on the estimated fair value of unit options granted on or after January 1, 2002 and prior to January 1, 2004, net loss and basic and diluted loss per unit would have been:

For the three months ended March 31	2003
Reported net loss available to unitholders	$ (24,576)
Net loss assuming fair value method used	(24,588)
Basic and diluted net loss per unit assuming fair value method used	$ (0.24)

NOTE 7. CHANGES IN NON-CASH WORKING CAPITAL

For the three months ended March 31	**2004**	2003
Decrease in accounts receivable	**$ 269**	$ 5,124
Decrease in inventory	**282**	216
Increase in prepaid expenses	**(4,324)**	(4,418)
Increase (decrease) in accounts payable and accrued liabilities	**11,457**	(1,263)
	$ 7,684	$ (341)

NOTE 8.

At March 31, 2004, Legacy has a receivable from FHR of US$9,000 in connection with various management contracts with FHR, and reciprocal loan agreements with FHR for US$86,600. The loans meet all the requirements for a right of setoff and, as such, are presented on a net basis in the financial statements.

A subsidiary of FHR has a 25% participation amounting to US$10,813 in the first mortgage on The Fairmont Olympic Hotel, Seattle.

NOTE 9.

Certain of the prior period figures have been reclassified to conform with the presentation adopted for 2004.

INVESTOR INFORMATION

EXECUTIVE OFFICE AND PRINCIPAL PLACE OF BUSINESS

Canadian Pacific Tower
100 Wellington Street West
Suite 1600
TD Centre, P.O. Box 40
Toronto, Ontario M5K 1B7

INVESTOR RELATIONS

Toll-free:	866-627-0641
Fax:	416-874-2761
Email:	investor@legacyhotels.ca
Website:	www.legacyhotels.ca

Quarterly earnings conference calls are broadcast live through our website and archived for three months. Presentations at investor conferences are also promptly made available on the website.

STOCK EXCHANGE LISTING

Toronto Stock Exchange
Units: LGY.UN
Convertible debentures: LGY.DB

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada
1500 University Street, Suite 700
Montreal, Quebec
H3A 3S8

Toll-free:	800-332-0095
Tel:	514-982-7800

HOTEL RESERVATIONS

Fairmont Hotels & Resorts

Toll-free:	800-441-1414
Website:	www.fairmont.com

Delta Hotels

Toll-free:	800-268-1133
Website:	www.deltahotels.com

LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Neil Labatte, Chief Executive Officer of Legacy Hotels Real Estate Investment Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Legacy Hotels Real Estate Investment Trust (the issuer) for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 10, 2004

/s/Neil Labatte

Neil Labatte
Chief Executive Officer

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Robert Putman, Chief Financial Officer of Legacy Hotels Real Estate Investment Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Legacy Hotels Real Estate Investment Trust (the issuer) for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 10, 2004

/s/Robert Putman

Robert Putman
Chief Financial Officer